

June 9, 2017

Martin Driscoll
President and Chief Executive Officer
Spring Bank Pharmaceuticals, Inc.
86 South Street
Hopkinton, MA 01748

  Re: Spring Bank Pharmaceuticals, Inc.
    Registration Statement on Form S-3
    Filed June 1, 2017
    File No. 333-218399

Dear Mr. Driscoll:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Johnny Gharib at (202) 551-3170 with any questions.

             Division of Corporation Finance
             Office of Healthcare & Insurance

cc: Megan Gates, Esq.